SCHEDULE 13 D/A
TYPE:  SC 13D/A
SEQUENCE:  1




                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934


                             SMALLCap Fund, Inc.
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                                (Name of Issuer)


                             Common Stock
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                         (Title of Class of Securities)


                                   831680103
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                                 (CUSIP Number)

            Ronald G. Olin
            c/o Deep Discount Advisors, Inc.
            One West Pack Square, Suite 777
            Asheville, NC 28801
            828) 255-4832

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              May 15, 2003
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  831680103                 13D                    Page 2
----------------------                                      --------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Deep Discount Advisors, Inc.
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

========================================================================
4         SOURCE OF FUNDS                                            OO
========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
========================================================================
NUMBER OF  |    | SOLE VOTING POWER
SHARES     |  7 |                                                    0
========================================================================
BENEFICIALLY |    | SHARED VOTING POWER             1978412
    OWNED    |  8 |
========================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER                           0
 REPORTING   |  9 |
========================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER         1978412
    WITH     | 10 |
========================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                   1978412
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                      [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                     20.0%
=======================================================================
14        TYPE OF REPORTING PERSON                                 IA
======================================================================






CUSIP No.:  831680103                 13D                    Page 3
- ---------------------                                    ----------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Ron Olin Investment Management Company
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                          OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                               0
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER              1746054
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER                         0
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER         1746054
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                   1746054
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                   [ ]
          (11) EXCLUDES CERTAIN SHARES
========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  17.6%
=======================================================================
14        TYPE OF REPORTING PERSON                               IA
========================================================================




ITEM 1.           SECURITY AND ISSUER

This Schedule 13D/A relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The SMALLCap Fund, Inc. (the"Issuer"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at One South Street, Baltimore, Maryland 21202, Telephone: (800)730-1313.


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D/A is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting
Persons"), who are Registered Investment Advisors,  One West Pack
Square, Suite 777, Asheville, NC 28801.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

No change except for addition of the following:

In a press release dated May 15, 2003 the Board of the SMALLCap Fund, Inc. (the
Fund) indicated it had formed a committee to attempt to communicate with Ron Olin as soon as possible to understand his desires and concerns regarding immediate actions that he felt could be taken by the Fund to realize net asset value for shareholders. Mr. Olin has agreed to meet with the Board's Select Committee and work with them and the rest of the Board in the interests of all shareholders, subject only to two reasonable ground rules: (1) that he ultimately be permitted to present his proposal to the full Board and receive an "up or down" vote, and (2) that he be permitted prior review of public statements and characterizations by the Fund relating to discussions with him.
A copy of Mr. Olin's response to the Fund is attached to this filing as "Exhibit A."


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

      (a) The Fund's definitive proxy materials, dated March 14, 2003 states that, as of March 13,2003, there were 9,903,194 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

The Reporting Persons are the beneficial owners of 3,724,466 shares of Common Stock, which constitute approximately 37.6% of the outstanding shares of Common Stock.


      (b) Power to vote and to dispose of the securities resides with the Advisors and their clients.


      (c) During the last sixty days, the following shares of Common Stock were bought on the New York Stock Exchange:




 Date              Number of Shares Bought           Price Per Share
---------          --------------------------        ---------------

4/07/03                       6500                        7.99
4/11/03                       5100                        7.70
4/11/03                        600                        7.69
4/11/03                       6500                        7.70
4/15/03                       1200                        7.81
4/16/03                       1000                        7.81
4/23/03                       7100                        7.96
4/24/03                       6900                        7.9472
4/25/03                       3100                        7.91
4/28/03                      12700                        8.0282
4/28/03                       5300                        8.13
4/28/03                       2600                        8.14
4/30/03                        300                        8.1033
5/01/03                        932                        8.12
5/02/03                       3700                        8.25
5/05/03                       1000                        8.267
5/06/03                       2800                        8.3821
5/07/03                       5800                        8.4283
5/09/03                       3700                        8.44
5/09/03                       3000                        8.45
5/12/03                       5000                        8.45
5/12/03                       2600                        8.44
5/13/03                       1000                        8.45
5/15/03                       2500                        8.50


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A, Attached Letter to Board of Directors

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2003                        Deep Discount Advisors, Inc.


                                            By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin
                                            Title:  President


EXHIBIT A


Deep Discount Advisors, Inc.
1 West Pack Square, Suite 777
Asheville, NC  28803
Ph: 828-274-1863

The Board of Directors                                May 16, 2003
The SMALLCap Fund, Inc.
One South Street
Baltimore, Maryland  21202

Re:  Board Request for Meeting to Discuss NAV Alternatives

Dear Sirs and Madam:

In a press release dated May 15, 2003 the Board of the SMALLCap Fund, Inc. (The
Fund) indicated it had formed a committee consisting of Andrew Strauss, Glenn Wilcox, and Richard Wood (the Select Committee) to attempt to communicate with me as soon as possible to understand my desires and concerns regarding immediate actions that could be taken by the Fund to realize net asset value for shareholders. If this is really a sincere attempt to address shareholder needs, I would be happy to cooperate.

As expressed in my earlier communications with the Fund, I have taken exception to numerous misleading and/or factually incorrect characterizations of me, my motives, my proposals, and my actions that have been promulgated by the Fund in its proxy materials and press releases. The most recent example is the current May 15 press release in which it was claimed that my recent request for immediate Board action to realize net asset value for stockholders could not be undertaken without shareholder approval. This request, as expressed in my April 30 letter, was that the Board immediately announce a redemption offer (generally known as a "tender" offer) at NAV for at least 75% of the Fund's shares. In fact, such a redemption offer has actually occurred in the past, with only Board action and no prior shareholder approval. In 1998 the Scudder Spain and Portugal Fund (also a Maryland corporation) actually redeemed 77% of its shares at NAV pursuant to such an offer. To claim that such an action is not possible without prior shareholder approval is just plain wrong!

A cynical reading of the Fund's press release might lead one to conclude that the current Board majority has no intention of actually delivering NAV and is using its offer to "communicate" with me regarding my proposal as "political cover" and/or "ammunition" in the current proxy contest. However, I am inclined to give the Board the benefit of the doubt, and agree to work with them in the interests of all shareholders, subject only to two reasonable ground rules:

(1) That after meetings and discussions with the Select Committee, I will be permitted to attend the full Board meeting in person, present and discuss my proposal, and be present during an actual "up or down" vote of the Board on my proposal.

(2) That I be allowed a prior review of any press release, solicitation material, or other publicly disseminated statements by the Fund regarding meetings with me, my proposal, or any related actions by me or the Board. Furthermore, that any disagreement I may have regarding any such statements by the Fund will be resolved by a majority vote of the Fund's Select Committee of Independent Directors.

Communication such as the Fund is proposing with me needs to be "in person" if it is to be effective. Furthermore, it needs to be "free and open" and not guarded. To facilitate this, I will arrange to be in New York City and available the entire week of May 26-30, at my own expense, to meet in person, first with the Select Committee and then with the entire Board. In addition, in the interests of cooperation, I will agree to any reasonable modifications by the Fund to my previously provided indemnification agreement, to which the Fund had earlier objected as too "broad".

If these reasonable safeguards are acceptable to the Fund, please document the Fund's agreement in writing, or preferably, by collaborating with me in a joint press release prepared by the Fund. I am looking forward to working with the Board for the joint benefit of all shareholders.

                                            Sincerely,


                                            Ronald G. Olin
                                            President, Deep Discount Advisors